NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

1	Copy of the disclosure letter we sent to the	5

Philippine Stock Exchange and the Securities and Exchange Commission regarding the acquisition of PLDT common shares by the Company pursuant to its Share Buyback Program that was approved by the Board of Directors of the Company on August 5, 2008 and December 9, 2008.

Exhibit 1

November 10, 2010

Securities and Exchange Commission
SEC Building
EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

/s/ Ma. Lourdes C. Rausa-Chan

MA.	LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,182,513 As of September 30, 2010	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 10, 2010

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange dated November 10, 2010 regarding the acquisition of PLDT common shares by the Company pursuant to its Share Buyback Program that was approved by the Board of Directors of the Company on August 5, 2008 and December 9, 2008.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

November 10, 2010

Exhibit 1

November 10, 2010

Philippine Stock Exchange
Disclosure Department
3rd Floor, Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention : Ms. Janet A. Encarnacion

Head – Disclosure Dept.

Gentlemen:

Pursuant to Section 9 of the Revised Disclosure Rules as well as the letters of the Exchange dated January 29, 2008 and February 29, 2008, we report hereunder shares of PLDT Common Stock acquired by the Company on November 10, 2010 pursuant to the Share Buyback Program approved by the Board of Directors on August 5, 2008 and December 9, 2008.

Date of Transaction	Number of Shares	Price Per Share	Treasury Shares
			To date

Nov. 10, 2010	3,400	P2,414.00	2,706,356

- do -	6,085	P2,416.00	2,712,441

- do -	4,020	P2,418.00	2,716,461

- do -	2,100	P2,424.00	2,718,561

- do -	1,585	P2,426.00	2,720,146

- do -	1,250	P2,428.00	2,721,396

- do -	875	P2,430.00	2,722,271

- do -	500	P2,436.00	2,722,771

- do -	1,340	P2,438.00	2,724,111

NOTE:
The column marked “Outstanding Shares After Transaction” was deleted because the outstanding common shares available from our transfer agent in computing the Outstanding Shares After
Transaction is only as of 3 trading days prior to the transaction date.

Thank you.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 10, 2010